UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

hi/fn, inc.

(Name of Subject Company)

hi/fn, inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

428358105

(CUSIP Number of Class of Securities)

Albert E. Sisto

hi/fn, inc.

750 University Avenue

Los Gatos, CA 95032

(408) 399-3500

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With a copy to:

David W. Healy, Esq.

Horace L. Nash, Esq.

Andrew Luh, Esq.

Robert Ricca, Esq.

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

(650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to the Schedule 14D-9 (the “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2009, amends and supplements the Schedule 14D-9 filed with the SEC on March 5, 2009 (as amended to date, the “Schedule 14D-9”) by hi/fn, inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to a tender offer by Hybrid Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Exar Corporation, a Delaware corporation (“Exar”), disclosed in a Tender Offer Statement on Schedule TO, dated March 5, 2009 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of Company common stock at a purchase price of, at the election of each holder of Company common stock, either (i) $4.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes or (ii) 0.3529 shares of Exar common stock and $1.60 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, which is part of the Registration Statement on Form S-4 filed by Exar on March 5, 2009 in connection with the offer and sale of Exar common stock to holders of shares of Company common stock, and the related Letter of Election and Transmittal.

The additional information contained in this Amendment is being provided, in part, in connection with the Company’s entry into a memorandum of understanding regarding the settlement of a purported class action lawsuit. The Schedule TO describes this litigation, and will be amended to include a summary of the memorandum of understanding (which includes an agreement that the plaintiffs and their counsel may seek attorneys’ fees and expenses of up to $165,000, subject to Court approval).

The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

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By amending and supplementing the section thereof captioned “Arrangements with Purchaser and Exar—Non-disclosure Agreement” to delete the first sentence of the first paragraph of such section and replace it with the following text (please refer to page 6 of the Schedule 14D-9):

Effective September 8, 2008, the Company and Exar entered into a confidentiality, non-disclosure and standstill agreement (the “Non-disclosure Agreement”).

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

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By amending and supplementing the section thereof captioned “Background and Reasons for the Recommendation – Background of the Offer and the Merger” to delete the third sentence of the second paragraph of such section and replace it with the following text (please refer to page 12 of the Schedule 14D-9):

Representatives of RBC arranged in-person meetings between Hifn management and eleven of these parties, including Company No. 1. In April 2007, Company No. 1 signed a non-disclosure agreement with a 12-month standstill provision. Shortly thereafter, however, Company No. 1 declined to engage in further discussions due to a lack of strategic fit.

•

By amending and supplementing the section thereof captioned “Background and Reasons for the Recommendation – Background of the Offer and the Merger” to delete the fourth and fifth sentences of the fourth paragraph of such section and replace such deleted sentences with the following text (please refer to page 12 of the Schedule 14D-9):

In April 2008, since the prior standstill arrangement with Company No. 1 had expired, Hifn requested that Company No. 1 enter into a new 12-month standstill arrangement prior to further merger discussions. A new standstill arrangement was viewed as especially important in the case of Company No. 1 because its financial advisor had indicated that Company No. 1 might make hostile overtures. On April 17, 2008, RBC made a presentation to Hifn about the history of discussions with Company No. 1. Hifn formally re-engaged RBC on April 25, 2008, because RBC was familiar with Hifn’s business and the substance of the discussions with the parties contacted in the 2007 portion of Hifn’s market check process.

•

By amending and supplementing the section thereof captioned “Background and Reasons for the Recommendation – Background of the Offer and the Merger” to add the following new paragraph immediately following the fourth paragraph of such section (please refer to page 12 of the Schedule 14D-9):

In May 2008 through February 2009, RBC and Hifn approached, or were approached by, a number of possible acquirors of Hifn, as discussed below. Previously, in 2007, RBC had contacted twenty-nine likely acquirors. Most of the companies contacted at that time indicated a lack of interest in acquiring Hifn because of factors such as, but not limited to, Hifn’s lack of revenue growth, lack of profitability and/or lack of strategic fit with the acquiror. Because those factors had not improved and in many respects had materially deteriorated by 2008, it was determined that merely re-soliciting these companies (or approaching an even broader group of companies) may be counter-productive to maximizing value for Hifn stockholders, because it might, among other reasons, give the mistaken impression that Hifn was perpetually for sale and therefore in a weak bargaining position. Accordingly, it was determined that the optimum strategy for maximizing value for stockholders during this period was to approach selected companies when and as appropriate, as described below.

•

By amending and supplementing the section thereof captioned “Background and Reasons for the Recommendation – Background of the Offer and the Merger” to add the following new paragraph immediately following the twenty-second paragraph of such section (please refer to page 13 of the Schedule 14D-9):

On October 8, 2008, the Board met and discussed the merits and risks of various strategic alternatives, including the status of discussions with Exar, Company No. 1 and Company No. 4.

•

By amending and supplementing the section thereof captioned “Background and Reasons for the Recommendation – Background of the Offer and the Merger” to delete the twenty-eighth paragraph thereof in its entirety and replace such deleted paragraph with the following text (please refer to page 14 of the Schedule 14D-9):

On October 20, 2008, a meeting was held at Hifn with Company No. 5 to discuss the possibility of a business combination, but no further discussions resulted, because Company No. 5’s financial advisor indicated that Company No. 5 had no interest in further discussions.

•

By amending and supplementing the section thereof captioned “Background and Reasons for the Recommendation – Background of the Offer and the Merger” to add the following new paragraph immediately following the twenty-eighth paragraph of such section (please refer to page 14 of the Schedule 14D-9):

On October 23, 2008, the Board met and discussed the merits and risks of various strategic alternatives, including the status of current or prior discussions with Exar, Company No. 1, Company No. 4 and Company No. 5.

•

By amending and supplementing the section thereof captioned “Background and Reasons for the Recommendation – Background of the Offer and the Merger” to add the following new paragraph immediately following the thirty-seventh paragraph of such section (please refer to page 14 of the Schedule 14D-9):

On November 12, 2008, the Board met and discussed the merits and risks of the Exar proposal and of other strategic alternatives. The status of discussions with Company No. 1, Company No. 4 and Company No. 5 was again noted.

•

By amending and supplementing the section thereof captioned “Background and Reasons for the Recommendation – Background of the Offer and the Merger” to delete the thirty-ninth paragraph thereof in its entirety and replace such deleted paragraph with the following text (please refer to page 15 of the Schedule 14D-9):

On November 19, 2008, Mr. Sisto was contacted by an investment bank about a possible combination with Company No. 7, but no further negotiations occurred, because Company No. 7 indicated that it had no interest in acquiring the Company.

•

By amending and supplementing the section thereof captioned “Background and Reasons for the Recommendation – Background of the Offer and the Merger” to delete the last sentence of the fifty-eighth paragraph of such section and replace it with the following text (please refer to page 16 of the Schedule 14D-9):

Mr. Sisto declined the offer to further such explorations, among other reasons due to the exclusivity arrangement with Exar and because the proposed transaction would have been unacceptable to business partners of Hifn and have involved financing risks and the potential for conflicts of interest.

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By amending and supplementing the section thereof captioned “Background and Reasons for the Recommendation – Background of the Offer and the Merger” to delete the last sentence of the sixty-second paragraph of such section and replace it with the following text (please refer to page 17 of the Schedule 14D-9):

Mr. Walker again declined to have a substantive discussion with that officer because of the exclusivity arrangement with Exar and because Company No. 9 had indicated that Hifn was not its top choice as an acquisition candidate at this time.

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By amending and supplementing the section thereof captioned “Background and Reasons for the Recommendation – Background of the Offer and the Merger” to delete the sixty-fourth paragraph thereof in its entirety and replace such deleted paragraph with the following text (please refer to page 17 of the Schedule 14D-9):

On January 20, 2009, Mr. Sisto and Mr. Rodriguez initially agreed to pause the negotiations, among other things, because of the parties’ apparent inability to reach agreement on certain high level deal terms. Later that day, however, Mr. Sisto indicated that he would attend to certain Exar deal issues upon his return from a trip on January 26 and Mr. Rodriguez noted the advisability of having additional meetings between the parties’ counsel, financial advisors and executives. Since the parties had indicated a willingness to re-engage (and they did so shortly thereafter), and since it was unclear if the exclusivity arrangement had expired on the basis of the initial agreement to pause the negotiations, especially in light of the later communications that day, Mr. Sisto agreed that Hifn would honor the existing exclusivity agreement until it expired.

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By amending and supplementing the section thereof captioned “Opinion of the Company’s Financial Advisor, RBC Capital Markets Corporation – Comparable Precedent Transaction Analysis” to delete the second sentence of the first paragraph of such section and replace it with the following text (please refer to page 24 of the Schedule 14D-9):

In selecting comparable precedent transactions, RBC analyzed the following transactions, which constituted public semiconductor mergers and acquisitions publicly announced between January 1, 2006 and February 20, 2009:

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By amending and supplementing the section thereof captioned “Opinion of the Company’s Financial Advisor, RBC Capital Markets Corporation – Comparable Public Company Analysis” to delete the first paragraph thereof in its entirety and replace such deleted paragraph with the following text (please refer to page 25 of the Schedule 14D-9):

Comparable Public Company Analysis. RBC prepared a comparable public company analysis, which compared selected financial data for Hifn with comparable financial data for a group of publicly-traded companies that RBC deemed for purposes of its analysis to be comparable to Hifn. RBC selected comparable semiconductor product companies that, like Hifn (i) were focused in the communication and wireless area network sectors (Group 1 below); (ii) were focused on selling into the storage and storage subsystems sector (Group 2 below); or (iii) had an operational size of $100 million or less in actual or estimated 2008 revenues (Group 3 below). Based on these criteria, RBC reviewed the relevant metrics of the following publicly-traded companies (with their metrics adjusted as applicable, in four cases, to reflect recently-completed or pending acquisitions and dispositions):

Group 1

•	PMC-Sierra;

•	Netlogic Microsystems;

•	Cavium;

•	Exar;

•	Applied Micro Circuits;

•	Vitesse;

•	Transwitch Corp;

•	Zarlink Semiconductor; and

•	Mindspeed Technologies;

Group 2

•	LSI;

•	Qlogic;

•	Brocade Communications;

•	Emulex; and

•	Adaptec;

Group 3

•	Techwell Inc.;

•	PLX Technology;

•	Intellon;

•	Tundra Semiconductor;

•	Quicklogic Corp.;

•	Leadis Technology; and

•	Pixelworks.

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By amending and supplementing the section thereof captioned “Opinion of the Company’s Financial Advisor, RBC Capital Markets Corporation – Premiums Paid Analysis” to delete the first three sentences of the first paragraph of such section and replace such deleted sentences with the following text (please refer to page 26 of the Schedule 14D-9):

RBC prepared a premiums paid analysis, which compared the premiums payable in the Transaction based on the implied value of the Mixed Consideration to the premiums paid in 51 selected publicly-announced merger and acquisition transactions in the U.S. technology industry. The 51 transactions selected for the premiums paid analysis were a different and broader group of transactions than those selected for the comparable precedent transaction analysis. In selecting precedent transactions for the premiums paid analysis, RBC included U.S. technology transactions with public target companies and deal values between $20 million and $200 million that were announced between January 1, 2006 and February 20, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2009	HI/FN, INC.

	By:	/s/ Albert E. Sisto
	Name:	Albert E. Sisto
	Title:	Chairman and Chief Executive Officer